Exhibit 99.1

BBX Capital Special Committee Issues Statement Regarding BFC Financial Corporation Announcement of Cash Tender Offer for Shares of BBX Capital Class A Common Stock

FORT LAUDERDALE, Florida, March 17, 2015 – The special committee of independent directors (the “Special Committee”) of the board of directors of BBX Capital Corporation (NYSE: BBX) (“BBX Capital”) announced today that it has been informed that its majority shareholder, BFC Financial Corporation (“BFC”), intends to make a tender offer to acquire up to 4,771,221 shares of the Class A common stock (including the associated preferred share purchase rights) of BBX Capital not otherwise owned by BFC at a price of $20.00 in cash per share. Presently, BFC owns approximately 51% of the outstanding shares of BBX Capital’s Class A common stock.

The board of directors of BBX Capital has determined that each member of the Special Committee is an independent director for purposes of considering the tender offer. The Special Committee expects to retain a financial advisor and has retained Hogan Lovells US LLP as its legal advisor.

Within ten business days of the date BFC files with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO commencing its offer, the Special Committee will advise BBX Capital shareholders of its position regarding the tender offer. At that time, BBX Capital will file with the SEC certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9, that will contain information that the Special Committee believes should be considered in connection with BBX Capital shareholders’ decisions with respect to the tender offer. On behalf of BBX Capital, the Special Committee requests that shareholders defer making a determination whether to accept or reject the tender offer until they have been advised of the position of the Special Committee with respect to the tender offer.

NOTICE TO SHAREHOLDERS

The tender offer proposed by BFC referred to in this release has not commenced. In response to the tender offer, if and when commenced, BBX Capital will file with the SEC certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders of BBX Capital are strongly advised to read the Solicitation/Recommendation Statement (when it becomes available) because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement (when it becomes available) and other materials filed by BBX Capital with the SEC at the SEC’s web site, www.sec.gov. Shareholders may also obtain, without charge, a copy of the Solicitation/Recommendation Statement and other materials (if and when they become available) by directing a request to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations.

About BBX Capital Corporation

BBX Capital Corporation (NYSE: BBX) is involved in the acquisition, ownership, management, joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital and its holding company, BFC Financial Corporation (OTCQB: BFCF), have a 46% and 54% respective ownership interest in Bluegreen Corporation. As a result of their ownership interests, BBX and BFC own 100% of Bluegreen. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide. For more information, visit www.BBXCapital.com

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Forward-Looking Statements

Statements in this release, including statements relating to the commencement of a tender offer and any response to the tender offer, are “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are statements that relate to future plans, objectives and expectations, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These factors include the ability of the Special Committee to complete its review of the price per share offered by BFC within 10 business days of the commencement of the tender offer and other risk factors described from time to time in BBX Capital’s filings with the SEC, including BBX Capital’s annual report on Form 10-K for the year ended December 31, 2014. BBX Capital assumes no responsibility to update the forward-looking statements contained in this release as a result of new information, future events or otherwise.